CUSIP No. 152418109	Page 1 of 39 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)

SYNERGY FINANCIAL GROUP, INC.
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
87162V102
(CUSIP Number)
Mr. Phillip Goldberg
Foley & Lardner LLP
321 North Clark Street
Suite 2800
Chicago, IL 60610
(312) 832-4549
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 1, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP No. 152418109	Page 2 of 39 Pages

1	NAME OF REPORTING PERSON Financial Edge Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 299,746 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 299,746

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 299,746

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 152418109	Page 3 of 39 Pages

1	NAME OF REPORTING PERSON Financial Edge - Stragegic Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 139,404 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 139,404

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,404

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 152418109	Page 4 of 39 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 140,321 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 140,321

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,321

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 152418109	Page 5 of 39 Pages

1	NAME OF REPORTING PERSON PL Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 934,644 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 934,644

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 934,644

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 152418109	Page 6 of 39 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 140,321 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 140,321

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,321

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 152418109	Page 7 of 39 Pages

1	NAME OF REPORTING PERSON PL Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 987,810 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 987,810

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 987,810

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 152418109	Page 8 of 39 Pages

1	NAME OF REPORTING PERSON John W. Palmer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds AF, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 3,100 SHARED VOTING POWER 1,107,310 SOLE DISPOSITIVE POWER 3,100 SHARED DISPOSITIVE POWER 1,107,310

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,110,410

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 152418109	Page 9 of 39 Pages

1	NAME OF REPORTING PERSON Richard J. Lashley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds AF, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 2,000 SHARED VOTING POWER 1,107,310 SOLE DISPOSITIVE POWER 2,000 SHARED DISPOSITIVE POWER 1,107,310

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,109,310

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 152418109	Page 10 of 39 Pages

1	NAME OF REPORTING PERSON Archimedes Overseas Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC,OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 152418109	Page 11 of 39 Pages

1	NAME OF REPORTING PERSON PL Capital Offshore, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC,OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 32,345 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 32,345

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,345

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 152418109	Page 12 of 39 Pages

1	NAME OF REPORTING PERSON PL Capital/Focused Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC,OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 375,994 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 375,994

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,994

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 152418109	Page 13 of 39 Pages

1	NAME OF REPORTING PERSON Advance Capital Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC,OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 19,500 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 19,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 152418109	Page 14 of 39 Pages

1	NAME OF REPORTING PERSON Padco Management Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC,OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 19,500 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 19,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 152418109	Page 15 of 39 Pages

1	NAME OF REPORTING PERSON Peter Cocoziello

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 19,500 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 19,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 152418109	Page 16 of 39 Pages

1	NAME OF REPORTING PERSON Irving Smokler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 100,000 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 152418109	Page 17 of 39 Pages

1	NAME OF REPORTING PERSON Irving A. Smokler Revocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 100,000 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 152418109	Page 18 of 39 Pages

1	NAME OF REPORTING PERSON Carol Smokler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 100,000 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 152418109	Page 19 of 39 Pages

1	NAME OF REPORTING PERSON Daniel Spiegel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 15,605 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 15,605 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,605

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 152418109	Page 20 of 39 Pages

1	NAME OF REPORTING PERSON Daniel Eliades

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 1,000 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 1,000 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 <0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 152418109	Page 21 of 39 Pages

Item 1.	Security and Issuer

This Schedule 13D is being filed jointly by:

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”)

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”)

•	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”)

•	PL Capital Offshore, Ltd., a Cayman Islands company (“PL Capital Offshore”)

•	Archimedes Overseas Ltd., a Channel Islands company (“Archimedes Overseas”)

•	PL Capital, LLC (“PL Capital”), a Delaware limited liability company and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund and Investment Manager for separate accounts held by Advance Capital Partners, LLC, a New Jersey limited liability company (“Advance Capital Partners”) and the Irving Smokler Revocable Trust, a Florida trust (“Irving Smokler Trust”)

•	PL Capital Advisors, LLC (“PL Capital Advisors”), a Delaware limited liability company, and the investment advisor to PL Capital Offshore, Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP and Focused Fund

•	Padco Management Corp., a New Jersey corporation (“Padco”), the Managing Member of Advance Capital Partners

•	Peter Cocoziello, the President of Padco

•	Irving Smokler Trust

•	Irving Smokler, the co-trustee of the Irving Smokler Trust

•	Carol Smokler, the co-trustee of the Irving Smokler Trust

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”)

CUSIP No. 152418109	Page 22 of 39 Pages

•	Goodbody/PL Capital, LLC (“Goodbody/PL LLC”), a Delaware limited liability company and General Partner of Goodbody/PL LP and Investment Manager for a separate account held by Archimedes Overseas

•	John W. Palmer and Richard J. Lashley, as Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC, members of the Board of Directors of PL Capital Offshore, and individuals

•	Daniel Spiegel

•	Daniel Eliades

        All of the filers of this Schedule 13D are collectively the “PL Capital Group” or the “Group.”

        This Schedule 13D relates to the common stock (“Common Stock”) of Synergy Financial Group, Inc. (the “Company” or “Synergy Financial”). The address of the principal executive offices of the Company is 310 North Avenue East, Cranford, New Jersey 07016. The joint filing agreement of the members of the Group was previously filed as Exhibit 1.

Item 2.	Identity and Background

        (a)-(c)     This statement is filed by Mr. John Palmer and Mr. Richard Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)	shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore, Irving Smokler Trust and Advance Capital Partners; in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) PL Capital: the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund, and the investment advisor for separate accounts held by Advance Capital Partners and Irving Smokler Trust, and (B) PL Capital Advisors: the investment advisor for Financial Edge Fund, Financial Edge Strategic, Focused Fund, and PL Capital Offshore; Messrs. Lashley and Palmer are also members of PL Capital Offshore’s Board of Directors;

(2)	shares of Common Stock held in the name of Goodbody/PL LP and Archimedes Overseas, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) Goodbody/PL LLC: the General Partner of Goodbody/PL LP and investment manager for a separate account held by Archimedes Overseas, and (B) PL Capital Advisors: the investment advisor for Goodbody/PL LP; and

(3)	shares of Common Stock held by Mr. Palmer and Mr. Lashley, as individuals.

        This statement is filed by Mr. Peter Cocoziello, with respect to the shares of Common Stock beneficially owned by Advance Capital Partners and Padco. Mr. Cocoziello is the President of Padco Management Corp., which is the Managing Member of Advance Capital Partners.

CUSIP No. 152418109	Page 23 of 39 Pages

        This statement is filed by Dr. Irving Smokler and Mrs. Carol Smokler with respect to the shares of Common Stock beneficially owned by the Irving Smokler Trust.

        This statement is filed by Mr. Eliades with respect to the shares of Common Stock held by Mr. Eliades as an individual.

        This statement is filed by Mr. Spiegel with respect to the shares of Common Stock held by Mr. Spiegel as an individual and as custodian for Barbara Spiegel, UGMA.

        The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, PL Capital Advisors and Goodbody/PL LLC are engaged in various interests, including investments.

        The business address of Archimedes Overseas is 40 Swiss Partner, 23 Schanzengraben, 8039 Zurich, Switzerland. Archimedes is an investment company.

        The business address of PL Capital Offshore is One Capital Place, P.O. Box 847GT, Grand Cayman, Cayman Islands. PL Capital Offshore is an investment company.

        The business address of Advance Capital Partners, Padco and Mr. Cocoziello is 1430 State Highway 206, Suite 100, Bedminster, NJ 07921. Advance Capital Partners and Padco are engaged in various interests, including investments.

        The business address of the Irving Smokler Trust is c/o of Maple Leaf Properties, 980 N. Federal Highway, Suite 307, Boca Raton, FL 33432. The Irving Smokler Trust is engaged in various investment activities.

        The place of organization for each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, Goodbody/PL LLC, PL Capital Advisors, Advance Capital Partners, Padco, Archimedes Overseas, Irving Smokler Trust and PL Capital Offshore is set forth in Item 1.

        The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC. The principal employment of Mr. Cocoziello is real estate development and investment with Advance Capital Realty Group, LLC, a real estate development and investment firm with a business address of 1430 State Highway 206, Suite 100, Bedminster, NJ 07921. The principal employment of each of Dr. Smokler and Mrs. Smokler is as a partner of Maple Leaf Properties, a Michigan co-general partnership, a real estate investment firm with a principal address of 980 N. Federal Highway, Suite 307, Boca Raton, FL 33432. The principal employment of Mr. Spiegel is as the Senior Vice President and Chief Financial Officer of Atlantic Home Loans Inc., a privately held mortgage company with a business address of 50 Route 46, Parsippany, New Jersey 07054. The principal employment of Mr. Eliades is as a member of Forman Holt & Elaides, LLC, a legal firm whose business address is 218 Route 17 North, Rochelle Park, NJ 07662.

CUSIP No. 152418109	Page 24 of 39 Pages

        (d)     During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)     During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)     All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

        In aggregate, the Group owns 1,129,015 shares of Common Stock of the Company acquired at an aggregate cost of $13,433,558.

        The amount of funds expended by Financial Edge Fund to acquire the 299,746 shares of Common Stock it holds in its name is $3,587,404. Such funds were provided from Financial Edge Fund’s available capital.

        The amount of funds expended by Financial Edge Strategic to acquire the 139,404 shares of Common Stock it holds in its name is $1,629,492. Such funds were provided from Financial Edge Strategic’s available capital.

        The amount of funds expended by Focused Fund to acquire the 375,994 shares of Common Stock it holds in its name is $4,538,554. Such funds were provided from Focused Fund’s available capital.

        The amount of funds expended by PL Capital Offshore to acquire the 32,345 shares of Common Stock it holds in its name is $386,302. Such funds were provided from PL Capital Offshore’s available capital.

        The amount of funds expended by Goodbody/PL LP to acquire the 140,321 shares of Common Stock it holds in its name is $1,602,113. Such funds were provided from Goodbody/PL LP’s available capital.

        The amount of funds expended by Advance Capital Partners to acquire the 19,500 shares of Common Stock it holds in its name is $250,265. Such funds were provided from Advance Capital Partner’s available capital.

        The amount of funds expended by Mr. Palmer to acquire the 3,100 shares of Common Stock he holds in his name is $36,505. Such funds were provided from Mr. Palmer’s personal funds.

CUSIP No. 152418109	Page 25 of 39 Pages

        The amount of funds expended by Mr. Lashley to acquire the 2,000 shares of Common Stock he holds in his name is $24,475. Such funds were provided from Mr. Lashley’s personal funds.

        The amount of funds expended by the Irving Smokler Trust to acquire the 100,000 shares of Common Stock it holds in its name is $1,226,005. Such funds were provided from the Trust’s available capital, and margin provided by Bear Stearns Securities Corp. (“Bear Stearns”) on such firms’ usual terms and conditions.

        The amount of funds expended by Mr. Spiegel to acquire the 5,861 shares of Common Stock he holds in his name is $45,000. Such funds were provided from Mr. Spiegel’s personal funds. The amount of funds expended to acquire the 9,744 shares of Common Stock he holds as Custodian for Barbara Spiegel, UGMA is $94,234. Such funds were provided from Mr. Spiegel’s personal funds and Ms. Spiegel’s personal funds.

        The amount of funds expended by Mr. Eliades to acquire the 1,000 shares of Common Stock he holds in his name is $13,209. Such funds were provided from Mr. Eliades’ personal funds.

        Archimedes Overseas Ltd. no longer holds any shares of Common Stock.

        Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from Bear Stearns, if any, were made in margin transactions on those firms’ usual terms and conditions. All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing no member of the PL Capital Group, other than the Irving Smokler Trust, has margin or other loans outstanding secured by Common Stock.

Item 4.	Purpose of Transaction

        In its originally filed Schedule 13D, the PL Capital Group disclosed that it acquired shares of Common Stock for investment purposes. In subsequent previously filed amendments, the PL Capital Group disclosed an intent to influence the policies of the Company, including encouraging the management of the Company to use its excess capital to aggressively repurchase its Common Stock. The PL Capital Group believes that the Company should allocate at least $20 million to repurchase its shares.

        Members of the PL Capital Group may make further purchases of shares of Common Stock, although the PL Capital Group has no present intention of increasing PL Capital Group’s aggregate holdings above 9.999% of the Company’s outstanding Common Stock. Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

        In its previous filing, the PL Capital Group stated that it intended to encourage the management of the Company to use its excess capital to aggressively repurchase its Common Stock, in an amount at least equal to $20 million. The PL Capital Group also noted in that filing that it believed that the Company had incorrectly calculated the number of shares outstanding on its most recent SEC filing, due to the deduction of 363,037 shares held by one of its management/director benefit plans.

CUSIP No. 152418109	Page 26 of 39 Pages

        On December 16, 2005 members of the PL Capital Group talked to members of the Company’s senior management team, including CEO John Fiore, COO Kevin McCloskey and CFO Rich Abrahamian. Three primary topics were discussed, including (1) the proper calculation of outstanding shares, (2) stock buybacks and (3) board representation for the PL Capital Group.

        During such discussions, the Company’s management stated that they would look into the issue regarding calculation of outstanding shares and would correct such amount if their revised calculations produced an amount which differed from the amount previously reported. On December 20, 2005, the Company filed a Form 8-K which noted the error and corrected the number of shares outstanding.

        With regard to stock buybacks, the PL Capital Group expressed its disappointment with the amount and frequency of the Company’s stock buybacks. The PL Capital Group encouraged management to:

•	reduce the number of shares outstanding to approximately 10 million shares, as soon as practical, through aggressive buybacks;

•	free up capital for stock buybacks by reducing non-core assets (namely investment and mortgage backed securities) and liabilities (namely borrowed funds);

•	maintain a balance sheet that is funded primarily with deposits and to only grow the loan portfolio if it is proportional to deposit funding (maintaining a 130% loan to deposit ratio was suggested); and

•	evaluate the benefits of buybacks by measuring the accretion to franchise value per share, rather than simply near term earnings accretion.

        Management of the Company noted that stock buybacks are arguably dilutive to current earnings. The PL Capital Group noted that the only reason such argument would be correct is that the Company’s Return on Equity (ROE) is only 4% (an amount lower than the current yields on unencumbered cash). The PL Capital Group noted if a 4% ROE is all that the Company is capable of generating, then management has an obligation to return capital to shareholders, regardless of whether it is accretive to short term earnings.

        The PL Capital Group also asked management to request that the Company’s board of directors appoint Richard Lashley and John Palmer to the board. Management noted that they would submit such request to the Company’s board of directors.

CUSIP No. 152418109	Page 27 of 39 Pages

        On December 22, 2005, CEO John Fiore notified Messrs. Lashley and Palmer that the board had rejected the PL Capital Group’s request for board seats. Mr. Fiore noted the board’s concerns over additional board fees. The PL Capital Group noted that a costly proxy contest would certainly be more expensive than additional board fees. Also, as the company’s largest shareholder, the PL Capital Group argued that it deserved representation on the board. The PL Capital Group also noted that it could be easily outvoted if the other board members did not agree with their positions. Mr. Fiore noted that the board had fully understood the ramifications of rejecting the PL Capital Group’s request (in terms of a likely proxy contest and possible litigation over the Company’s by-laws, which restrict board members to residency in counties in which the Company has branches). In order to avoid a costly proxy contest, the PL Capital Group offered to accept one board seat for Mr. Lashley, who has lived and worked in the Company’s market area for over 20 years (and currently resides in an adjoining county, Somerset County). Mr. Fiore said that the board had anticipated that offer and rejected that compromise as well. The PL Capital Group informed Mr. Fiore that it was disappointed in the board’s unreasonable rejection of the PL Capital Group’s request and that the PL Capital Group would be left with no choice but to pursue board representation via proxy contest in connection with the upcoming annual meeting.

        The PL Capital Group currently intends to nominate two members to serve on the Company’s board of directors, in opposition to the Company’s anticipated nominees. The Company has three incumbent members whose terms expire in 2006, including CEO John Fiore, Nancy Davis and W. Phillip Scott.

        In a letter dated January 10, 2006, from Mr. Lashley to the Company, a copy of which was previously filed as Exhibit 2, Mr. Lashley, on behalf of the PL Capital Group, demanded a list of the shareholders of the Company and related shareholder information.

        In a letter dated January 16, 2006, from the Company to Mr. Lashley, a copy of which was previously filed as Exhibit 3, the Company denied such request.

        In a letter dated January 18, 2006, from Mr. Lashley to the Company, a copy of which was previously filed as Exhibit 4, Mr. Lashley, on behalf of the PL Capital Group, expressed disappointment that the Company had wrongfully denied the request for the shareholder materials, and indicated that the request would be resubmitted. The resubmitted request letter is attached as Exhibit 5 hereto.

        In a letter dated January 20, 2006, from the Company to Mr. Palmer, a copy of which was previously filed as Exhibit 6, the Company agreed to make such shareholder information available for inspection, but stipulated that no copies of any such information, or any facilities to make copies or other reproductions of such information would be made available. In addition, the Company requires that Mr. Lashley, as agent for Mr. Palmer and the PL Capital Group, execute a confidentiality agreement before the requested materials would be made available for inspection.

        Counsel for the PL Capital Group contacted counsel for the Company by phone to request that copies be provided, or facilities to make copies made available, to the PL Capital Group, which request was denied.

CUSIP No. 152418109	Page 28 of 39 Pages

        In a letter dated January 31, 2006, from Mr. Palmer to the Company, a copy of which was previously filed as Exhibit 7, Mr. Palmer, on behalf of himself and the PL Capital Group, gave notice to the Company of his intent to nominate Mr. Daniel Spiegel and Mr. Daniel Eliades for election to the Board of Directors of the Company at the 2006 Annual Meeting of Stockholders of the Company. Mr. Spiegel's and Mr. Eliades' eligibility certificate and consent to serve as a director of Synergy Financial, if elected, were previously filed as Exhibits 8 and 9, respectively.

        On February 1, 2006, Mr. Palmer and Mr. Lashley filed a lawsuit against the Company and each director of the Company. The first count of the complaint requests, among other things, that the court order Synergy to provide Mr. Palmer or Mr. Lashley with copies of the shareholder list(s) requested in the demand letters discussed above, dated January 10 and January 20. The second count of the complaint alleges that the Directors of Synergy breached their fiduciary duty to fairly implement the corporate election process, in an attempt to entrench themselves. A copy of the complaint in that lawsuit is attached as Exhibit 10 hereto. A hearing on this matter is scheduled for Superior Court of New Jersey, Chancery Division for Union County, New Jersey, on February 15, 2006 at 8:30 a.m.

        To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose. Except as noted in this Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Company

        The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 11,545,881, reported as the number of outstanding shares as of December 31, 2005, on the Company’s Form 8-K filed January 18, 2006.

        The PL Capital Group’s transactions in the Common Stock within the past 60 days are as follows:

(A)	Financial Edge Fund

(a)-(b)	See cover page.

(c)	Financial Edge Fund made the following purchases and sales of Common Stock in the past 60 days:

Date	Number of Shares Purchased/(Sold)	Price Per Share ($)	Total (Proceeds)/Cost($)

2005-12-15	(50,000)	$ 12.24	($612,000)

2005-12-15	(1,197)	$ 12.40	($ 14,815)

(d)	Because they are the Managing Members of PL Capital, the general partner of Financial Edge Fund, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

(B)	Financial Edge Strategic

CUSIP No. 152418109	Page 29 of 39 Pages

(a)-(b)	See cover page.

(c)	Financial Edge Strategic made the following purchases and sales of Common Stock in the past 60 days:

Date	Number of Shares Purchased/(Sold)	Price Per Share ($)	Total (Proceeds)/Cost($)

2005-12-15	(25,000)	$ 12.24	($306,000)

(d)	Because they are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)	Focused Fund

(a)-(b)	See cover page.

(c)	Focused Fund made the following purchases and sales of Common Stock in the past 60 days:

Date	Number of Shares Purchased/(Sold)	Price Per Share ($)	Total (Proceeds)/Cost($)

2006-01-25	(10,000)	$ 12.99	($129,371)

(d)	Because they are the Managing Members of PL Capital, the general partner of Focused Fund, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Focused Fund, including the voting and disposition of shares of Common Stock held in the name of Focused Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Focused Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Focused Fund with regard to those shares of Common Stock.

CUSIP No. 152418109	Page 30 of 39 Pages

(D)	PL Capital Offshore

(a)-(b)	See cover page.

(c)	PL Capital Offshore has made the following purchases or sales of Common Stock in the past 60 days:

Date	Number of Shares Purchased/(Sold)	Price Per Share ($)	Total (Proceeds)/Cost($)

2006-01-25	(14,474)	$ 12.90	($186,394)

(d)	PL Capital Advisors is the investment manager for PL Capital Offshore. Because they are the Managing Members of PL Capital Advisors, and members of the Board of Directors of PL Capital Offshore, Messrs. Palmer and Lashley have the power to direct the affairs of PL Capital Offshore. Therefore, PL Capital Offshore may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by PL Capital Offshore.

(E)	Goodbody/PL LP

(a)-(b)	See cover page.

(c)	Goodbody/PL LP made the following purchases and sales of Common Stock in the past 60 days:

Date	Number of Shares Purchased/(Sold)	Price Per Share ($)	Total (Proceeds)/Cost($)

2005-12-15	(25,000)	$ 12.24	($306,000)

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because they are the Managing Members of Goodbody/PL LLC, Messrs. Palmer and Lashley have the power to direct the affairs of Goodbody/PL LP. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

CUSIP No. 152418109	Page 31 of 39 Pages

(F)	Archimedes Overseas

(a)-(b)	See cover page.

(c)	Archimedes Overseas made no purchases or sales of Common Stock in the past 60 days:

(d)	Goodbody/PL LLC is the investment manager for a separate account held by Archimedes Overseas. Because they are the Managing Members of Goodbody/PL LLC, Messrs. Palmer and Lashley have the power to direct certain affairs of Archimedes Overseas. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Archimedes Overseas.

(G)	PL Capital

(a)-(b)	See cover page.

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)	PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund. PL Capital is the investment manager for separate accounts held by Advance Capital Partners and Irving Smokler Trust. Because they are the Managing Members of PL Capital, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund, Advance Capital Partners and Irving Smokler Trust.

(H)	PL Capital Advisors

(a)-(b)	See cover page.

(c)	PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)	PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore and Goodbody/PL LP. Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors. In addition, Mr. Palmer and Mr. Lashley are members of PL Capital Offshore’s Board of Directors. Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore and Goodbody/PL LP.

CUSIP No. 152418109	Page 32 of 39 Pages

(I)	Goodbody/PL LLC

(a)-(b)	See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP and the investment manager of a separate account held by Archimedes Overseas. Because they are the Managing Members of Goodbody/PL LLC, Messrs. Palmer and Lashley have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP and Archimedes Overseas.

(J)	Mr. John Palmer

(a)-(b)	See cover page.

(c)	Mr. Palmer made no purchases or sales of Common Stock in the past 60 days.

(K)	Mr. Richard Lashley

(a)-(b)	See cover page.

(c)	Mr. Lashley made no purchases or sales of Common Stock in the past 60 days.

(L)	Advance Capital Partners

(a)-(b)	See cover page.

(c)	Advance Capital Partners made no purchases or sales of Common Stock in the past 60 days:

(d)	PL Capital is the investment manager for a separate account held by Advance Capital Partners. Because they are the Managing Members of PL Capital, Messrs. Palmer and Lashley have the power to direct certain affairs of Advance Capital Partners. Therefore, PL Capital may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Advance Capital Partners.

(M)	Padco Management

(a)-(b)	See cover page.

CUSIP No. 152418109	Page 33 of 39 Pages

(c)	Padco Management has made no purchases or sales of Common Stock directly.

(d)	Padco Management is the Managing Member of Advance Capital Partners and it has the power to direct the affairs of Advance Capital Partners. Therefore, Padco Management may be deemed to share with Advance Capital Partners voting and disposition power with regard to the shares of Common Stock held by Advance Capital Partners.

(N)	Mr. Peter Cocoziello

(a)-(b)	See cover page.

(c)	Mr. Cocoziello has purchased no shares of Common Stock directly.

(d)	Padco Management is the Managing Member of Advance Capital Partners. Mr. Cocoziello is the President of Padco Management. Because he is the President of Padco Management, Mr. Cocoziello is deemed to have the power to direct the affairs of Padco Management and Advance Capital Partners and is deemed to share voting and disposition power with regard to the shares of Common Stock held by Advance Capital Partners.

(O)	Irving Smokler Trust

(a)-(b)	See cover page.

(c)	The Irving Smokler Trust has made the following purchases and sales of shares of Common Stock in the past 60 days:

Date	Number of Shares Purchased/(Sold)	Price Per Share ($)	Total (Proceeds)/Cost($)
2005-12-15	100,000	$12.26	$1,226,005

(d)	Irving Smokler is deemed to share voting and disposition power with regard to the shares of Common Stock held by the Irving Smokler Trust.

(P)	Dr. Irving Smokler

(a)-(b)	See cover page.

(c)	Irving Smokler has made no purchases or sales of Common Stock directly. .

(d)	Irving Smokler is deemed to share voting and disposition power with regard to the shares of Common Stock held by the Irving Smokler Trust.

CUSIP No. 152418109	Page 34 of 39 Pages

(Q)	Mrs. Carol Smokler

(a)-(b)	See cover page.

(c)	Carol Smokler has made no purchases or sales of Common Stock directly.

(d)	Carol Smokler is deemed to share voting and disposition power with regard to the shares of Common Stock held by the Irving Smokler Trust.

(R)	Mr. Daniel Spiegel

(a)-(b)	See cover page.

(c)	Mr. Spiegel has made no purchases or sales of shares of Common Stock in the past 60 days.

(S)	Mr. Daniel Eliades

(a)-(b)	See cover page.

(c)	Mr. Eliades has made the following purchases or sales of shares of Common Stock in the past 60 days:

Date	Number of Shares Purchased/(Sold)	Price Per Share ($)	Total (Proceeds)/Cost($)
2006-01-26	1,000	$12.99	$13,209

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

        With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund, Irving Smokler Trust and Advance Capital Partners, PL Capital is entitled to an allocation of a portion of profits, if any. With respect to Irving Smokler Trust and Advance Capital Partners, PL Capital is entitled to a management fee based upon a percentage of total capital. With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP and Archimedes Overseas, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any. With respect to PL Capital Offshore, PL Capital Advisors is entitled to a portion of profits, if any.

        Mr. Spiegel and Mr. Eliades have an understanding with the PL Capital Group pursuant to which the PL Capital Group has requested them to serve as its representatives on the Board of Directors of the Company, and they have agreed to do so, without compensation from the PL Capital Group. Financial Edge Fund, a member of the PL Capital Group, has agreed to indemnify Mr. Spiegel and Mr. Eliades for any liabilities either of them may incur in connection with the PL Capital Group’s intended solicitation of proxies for use at the 2006 Annual Meeting of Stockholders of the Company. Financial Edge Fund has also agreed to reimburse Mr. Spiegel and Mr. Eliades for any expenses that either one of them incurs in connection with the PL Capital Group’s intended solicitation of proxies for use at the 2006 Annual Meeting of Stockholders of the Company.

CUSIP No. 152418109	Page 35 of 39 Pages

        Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to this filing, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement.*
2	Letter from Richard Lashley to the Company dated January 10, 2006.*
3	Letter from the Company to Richard Lashley dated January 16, 2006.*
4	Letter from Richard Lashley to the Company dated January 18, 2006.*
5	Letter from John Palmer to the Company dated January 18, 2006.*
6	Letter from the Company to John Palmer dated January 20, 2006.*
7	Letter from John Palmer to the Company dated January 30, 2006.*
8	Certificates of Eligibility of Daniel P. Spiegel and Daniel M. Eliades under Bylaws of the Company.*
9	Consent to Serve as a Director of Daniel P. Spiegel and Daniel M. Eliades.*
10	Complaint filed in the Superior Court of New Jersey, Chancery Division for Union County on February 1, 2006.

*Filed previously.

CUSIP No. 152418109	Page 36 of 39 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2006

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL/FOCUSED FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

CUSIP No. 152418109	Page 37 of 39 Pages

PL CAPITAL OFFSHORE, LTD.
By: PL CAPITAL ADVISORS, LLC
Investment Manager
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Director	Director

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

ARCHIMEDES OVERSEAS LTD.
By: GOODBODY/PL CAPITAL, LLC
Investment Manager
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

CUSIP No. 152418109	Page 38 of 39 Pages

GOODBODY/PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

ADVANCE CAPITAL PARTNERS, LLC
By: PADCO MANAGEMENT CORP.
Managing Member
By: /s/ Peter Cocoziello
Peter Cocoziello
President

PADCO MANAGEMENT CORP.
By: /s/ Peter Cocoziello
Peter Cocoziello
President

IRVING SMOKLER REVOCABLE LIVING TRUST DATED OCTOBER 1, 1990
By: /s/ Irving Smokler
Irving Smokler, co-trustee
By: /s/ Carol Smokler
Carol Smokler, co-trustee

CUSIP No. 152418109	Page 39 of 39 Pages

By:	/s/ John Palmer
John Palmer

By:	/s/ Richard Lashley
Richard Lashley

By:	/s/ Irving Smokler
Irving Smokler

By:	/s/ Carol Smokler
Carol Smokler

By:	/s/ Peter Cocoziello
Peter Cocoziello

By:	/s/ Daniel P. Spiegel
Daniel P. Spiegel

By:	/s/ Daniel M. Eliades
Daniel M. Eliades

Exhibit 10

BRAY, CHIOCCA & MILLER, L.L.C.
Attorneys At Law
Lanidex Executive Center
100 Misty Lane
Parsippany, New Jersey 07054-2710
Telephone No.: 973-739-9600
Facsimile No.: 973-739-9696
Attorneys for Plaintiffs

SUPERIOR COURT OF NEW JERSEY
JOHN W. PALMER and RICHARD LASHLEY		CHANCERY DIVISION
UNION COUNTY
	Plaintiffs,	DOCKET NO.:

v.		Civil Action
SYNERGY FINANCIAL GROUP, INC., JOHN S		VERIFIED COMPLAINT
FIORE, NANCY A. DAVIS, W. PHILLIP SCOTT,
MAGDALENA M. DePEREZ, DAVID H. GIBBONS, JR.,
KENNETH KASPER, PAUL T. LaCORTE, GEORGE
PUTVINSKI and ALBERT STENDER
Defendants.

        Plaintiffs, by way of Complaint, against the Defendants, say:

FIRST COUNT

Identification of Parties

        1.     Plaintiff John W. Palmer (“Palmer”) resides at 4216 Richwood Court, Naperville, Illinois 60564.

        2.     Plaintiff Richard Lashley (“Lashley”) resides at 2 Trinity Place, Warren, New Jersey.

        3.     Defendant Synergy Financial Group, Inc. (“Synergy”) is a New Jersey corporation with executive offices at 310 North Avenue East, Cranford, New Jersey.

        4.     Defendants, John S. Fiore, Nancy A. Davis, W. Phillip Scott, Magdalena M. DePerez, David H. Gibbons, Jr., Kenneth Kasper, Paul T. LaCorte, George Putvinski and Albert Stender (collectively, the “Individual Defendants”) are members of Synergy’s Board of Directors.

        5.     Synergy is a bank holding company whose shares are registered under the Securities Exchange Act of 1934 and publicly traded on NASDAQ.

        6.     Palmer is, and since February 23, 2005 has been, the record holder of 100 shares of Synergy’s common stock.

        7.     Lashley and Palmer are affiliated with entities that own a combined total of 1,129,015 shares of Synergy’s common stock, representing 9.8% of the outstanding shares. [Lashley and Palmer are both deemed for some purposes to be the beneficial owners of these shares.]

Background

        8.     Palmer and Lashley, by and through the entities with which they are affiliated, filed a Schedule 13D with the Securities and Exchange Commission, on or about December 27, 2005, which publicly disclosed a plan to nominate two (2) persons for election to Synergy’s Board of Directors at the 2006 Annual Meeting of Stockholders.

        9.     Synergy’s Bylaws stipulate that the date for the Annual Meeting of Stockholders is to be held on a date fixed by the Board of Directors. The 2005 Meeting was conducted in April and it is anticipated this year’s Meeting will also be conducted in April.

        10.     In anticipation of the 2006 Annual Meeting, Synergy has filed a Preliminary Proxy Statement which discloses that the following Individual Defendants will be on Management’s slate for re-election to the Board of Directors:

        (a)     Nancy A. Davis

        (b)     John S. Fiore

        (c)     W. Phillip Scott

(A copy of this Preliminary Proxy Statement is annexed as Exhibit A.)

        11.     In anticipation of the Annual Meeting, and as a Shareholder who has held shares in Synergy for more than six (6) months, Palmer delivered a letter to Synergy, which requested production of its Lists of Shareholders (including the NOBO/Cede/PHILADEP Lists). (A copy of this letter is annexed as Exhibit B.)

        12.     The request for production of the Lists of Shareholders was made pursuant to the provisions of N.J.S.A. 14A:5-28, § 14A-7 of the Securities and Exchange Act of 1934 and R. 14A-7 promulgated thereunder. Further, this request was made consistent with Article II, Section 7 of Synergy’s Bylaws, which provides: “A list of shareholders shall be kept on file at the home office of the Corporation and shall be subject to inspection, for a proper purpose and upon five (5) days written demand, by any shareholder who has been a shareholder of record for at least six (6) months preceding his or her demand or by any person holding, or so authorized in writing by the holders of, at least five (5%) percent of the outstanding shares.”

        13.     The request for access to, and copies of, the Lists of Shareholders was made so that proxies could be solicited for the director nominees who will run in opposition to the management slate, at the 2006 Annual Meeting.

        14.     On January 31, 2006, Palmer duly submitted his nominees for election to the Board of Directors at the 2006 Meeting by letter of even date. (A copy of this nomination letter is annexed hereto as Exhibit C.)

        15.     Palmer has provided Lashley with a Power of Attorney, authorizing Lashley to act on his behalf in connection with the receipt, inspection and copying of the Lists of Shareholders. (A copy of the subject Power of Attorney is an enclosure to Palmer’s letter of January 18, 2006 – Exhibit B hereto.)

Cause of Action

        16.     Synergy issued a letter dated January 20, 2006, which asserted that only paper copies of the Lists of Shareholders would be made available for inspection. Moreover, Synergy stated it would not provide facilities for the reproduction, or transmission, of the Lists of Shareholders. (A copy of Synergy’s subject letter is annexed hereto as Exhibit D.)

        17.     Significantly, Synergy has refused to provide disks, or computer tapes, that contain the subject List, asserting that it will simply make a paper list available for copying – albeit without permitting a use of Synergy’s photocopier.

        18.     Upon information and belief, Synergy has over 1,000 different Shareholders of record.

        19.     Companies such as Synergy routinely maintain computer-readable lists that are either on tape, or disk, so that ready access to the shareholders’ names can be achieved, and the information can be electronically transmitted to proxy solicitors, who are routinely engaged – even when there is no election contest.

        20.     Lashley and Palmer, acting through and with the entities that they are affiliated with, have engaged a proxy solicitor to assist in the solicitation of proxies for their nominees.

        21.     Lashley and Palmer need immediate access to the Lists of Shareholders in order to commence preparations for the solicitation of proxies at the upcoming Annual Meeting of Shareholders.

        22.     If Lashley and Palmer are not provided paper copies of the requested Lists of Shareholders and not given copies of the computer disks and/or computer tapes that undoubtedly also exist and record the Shareholders’ names and addresses, they will be put to undue expense and trouble and will be placed at severe disadvantage in connection with the solicitation of proxies for their candidates.

        23.     Lashley and Palmer have no adequate remedy of law and will be irreparably injured and harmed unless injunctive relief is granted, compelling immediate access to Synergy’s Lists of Shareholders in computer readable form, as well as on paper.

        WHEREFORE, Lashley and Palmer demand judgment on this the First Count of the Complaint against Synergy for the following relief:

        (a)     Compelling and directing Synergy to provide Palmer, or his designee Lashley, with copies of all Lists of Shareholders, in disk, tape or other computer readable form, as well as on paper, including without limitation the so-called NOBO/Cede/PHILADEP Lists.

        (b)     Compelling and directing that the Lists of Shareholders produced and delivered to Palmer or his designee Lashley, be updated with the record holder information on a daily basis, or at the shortest other reasonable intervals available, until the final record date for the next Annual Meeting of Shareholders is established.

        (c)     Directing that in the event that Synergy will not produce an extra paper copy of the Lists of Shareholders, then same shall be made available at a place with adequate photocopying facilities available so that same may be conveniently and inexpensively photocopied.

        (d)     Costs of suit.

        (e)     Counsel fees.

        (f)     Such other relief as is just and equitable under the circumstances.

SECOND COUNT

        1.     Lashley and Palmer repeat and reallege the allegations of the First Count as if same were set forth at length herein.

        2.     The Individual Defendants have adopted the aforesaid position in order to improperly seek to delay and hinder the nomination of persons who could replace two (2) of the three (3) Individual Defendants who will be running for re-election.

        3.     These aforesaid actions are in derogation of the Individual Defendants’ fiduciary obligations to fairly implement the corporate election process.

        4.     The aforesaid conduct is, upon information and belief, part of a concerted effort to entrench the Individual Defendants and it is otherwise wrongful.

        5.     The aforesaid conduct is in breach of the Individual Defendants’ fiduciary duties.

        6.     Lashley and Palmer have been damaged by the foregoing.

        WHEREFORE, Lashley and Palmer demand judgment on this the Second Count of the Complaint against Synergy and the Individual Defendants for the following relief:

        (a)     Compelling and directing Synergy to provide Palmer, or his designee Lashley, with copies of all Lists of Shareholders, in disk, tape or other computer readable form, as well as on paper, including without limitation the so-called NOBO/Cede/PHILADEP Lists.

        (b)     Compelling and directing that the Lists of Shareholders produced and delivered to Palmer, or his designee Lashley, be updated with the record holder information on a daily basis, or at the shortest other reasonable intervals available, until the final record date for the next Annual Meeting of Shareholders is established.

        (c)     Directing that in the event that Synergy will not produce an extra paper copy of the Lists of Shareholder, then same shall be made available at a place with adequate photocopying facilities available so that same may be conveniently and inexpensively photocopied.

        (d)     Compensatory damages.

        (e)     Punitive damages.

        (f)     Costs of suit.

        (g)     Counsel fees.

        (h)     Such other relief as is just and equitable under the circumstances.

BRAY, CHIOCCA & MILLER, L.L.C. Attorneys for Plaintiffs By: /s/ Peter R. Bray PETER R. BRAY

Dated: February 1, 2006

CERTIFICATION

        Pursuant to R. 4:5-1, I certify that this matter in controversy is not the subject of any other action pending in any Court or of a pending arbitration proceeding. Further, no other action or arbitration proceeding is contemplated and no other party should be joined in this action.

BRAY, CHIOCCA & MILLER, L.L.C. Attorneys for Plaintiffs By: /s/ Peter R. Bray PETER R. BRAY

Dated: February 1, 2006

DESIGNATION OF TRIAL COUNSEL

        Peter R. Bray, Esq. is hereby designated as trial counsel pursuant to R. 4:25-2, et. seq.

BRAY, CHIOCCA & MILLER, L.L.C. Attorneys for Plaintiffs By: /s/ Peter R. Bray PETER R. BRAY

Dated: February 1, 2006